UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)

                        (Amendment No. 7)

                       William Lyon Homes
                       ------------------
                        (Name of Issuer)

                  Common Stock, par value $.01
                  ----------------------------
                 (Title of Class of Securities)

                            552074106
                            ---------
                         (CUSIP Number)

                        November 12, 2004
                        -----------------
     (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[x]	Rule 13d-1(b)

	[ ]	Rule 13d-1(c)

	[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552074106               SCHEDULE 13G          Page 2 of 5 Pages

 1   Name of Reporting Person             BRICOLEUR CAPITAL MANAGEMENT LLC

     IRS Identification No. of Above Person                       13-40036

 2   Check the Appropriate Box if a member of a Group             (a)  [ ]

                                                                  (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization          Delaware, United States

		   5    Sole Voting Power                                0
   NUMBER OF
    SHARES         6    Shared Voting Power                      1,113,845
 BENEFICIALLY
 OWNED BY EACH     7    Sole Dispositive Power                           0
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                 1,113,845

 9    Aggregate Amount Beneficially Owned by Each                1,113,845
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes            [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9                  13%

 12   Type of Reporting Person                                          IA

CUSIP No. 552074106               SCHEDULE 13G          Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

              William Lyon Homes

Item 1(b).  Address of Issuer's Principal Executive Offices:

              4490 Von Karman Avenue
              Newport Beach, CA  92660

Item 2(a).  Name of Person Filing:

              Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

              12230 El Camino Real, Suite 100
              San Diego, CA  92130

Item 2(c).  Citizenship:

              Delaware, United States

Item 2(d).  Title of Class of Securities:

              Common Stock, par value $.01

Item 2(e).  CUSIP Number:

              552074106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

            (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under section 8 of the Investment Company Act.

            (e) [x] An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 552074106               SCHEDULE 13G          Page 4 of 5 Pages

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

              Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

              The calculation of percentage of beneficial ownership in item 11 of page two (2) of this Schedule 13G was derived from the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 9, 2004 in which the Issuer stated that the number of its shares of Common Stock outstanding as of November 1, 2004 was 9,891,236 and taking into account the number of shares that Bricoleur sold back to the Issuer.

Item 5.     Ownership of Five Percent or Less of a Class.

              Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

              Bricoleur is filing this Schedule 13G because, as investment manager for certain accounts in which the securities reflected in Items 5-9 and 11 of page two of this Schedule 13G (the "Securities") are held, Bricoleur has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.     Notice of Dissolution of Group.

              Not Applicable.

CUSIP No. 552074106               SCHEDULE 13G          Page 5 of 5 Pages

Item 10.    Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By:/s/ Robert M. Poole
                              --------------------------------------------
                              Robert M. Poole, Management Committee Member


DATED:  December 10, 2004